

13031053

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-52182

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Institutional Investments, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

270 Park Ave
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Jane Block (614) 213-6231
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

41 South High Street	Columbus	OH	43215
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mary Jane Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Institutional Investments, Inc. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Name: Mary Jane Block
Title: Operation and Financial Principal



Notary Public


NOTARIAL SEAL
STATE OF OHIO

LINDA L JOHNSON
Notary Public
In and for the State of Ohio
My Commission Expires
Aug. 19, 2013

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2012

Page(s)



Report of Independent Auditors

To the Board of Directors and Stockholder of
JPMorgan Institutional Investments, Inc:

We have audited the accompanying statement of financial condition of J.P. Morgan Institutional Investments, Inc., as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.P. Morgan Institutional Investments, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 26,717,704
Receivable from affiliates	1,430,473
Investment advisory fees and other receivable	11,902,951
Income taxes receivable	109,644
Deferred tax assets	7,732
Prepaid expenses and other assets	2,473,460
Total assets	$ 42,641,964
Liabilities and Stockholder's Equity	
Accrued employee compensation and benefits	$ 80,940
Payable to affiliates	2,545,560
Accounts payable and accrued expenses	5,849,773
Income taxes payable	42,167
Total liabilities	8,518,440
Stockholder's equity	
Common stock ($1 par value, 100 shares authorized, issued and outstanding)	100
Additional paid-in capital	112,716,365
Accumulated deficit	(78,592,941)
Total stockholder's equity	34,123,524
Total liabilities and stockholder's equity	$ 42,641,964

The accompanying footnotes are an integral part of the statement of financial condition.

1. Organization

JPMorgan Institutional Investments, Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of JPMorgan Securities Holdings LLC ("JPMSH"), which is wholly owned by JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered as an investment advisor with the SEC pursuant to the Investment Advisers Act of 1940.

The Company sells mutual funds and other investment products and it holds registrations for representatives of affiliated entities (Note 3). The Company also provides investment advisory services.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Highly liquid investments with original maturities, at the time of purchase, of three months or less are considered cash equivalents.

The Company's cash equivalents are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid regulatory fees as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes

The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state tax returns filed by JPMorgan Chase. In addition, the Company files income tax returns in various states on a separate basis. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate

tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 5 for a further discussion of income taxes.

3. Related Parties

At December 31, 2012, all cash was held at one financial institution, which is a related party of the Company. Cash on deposit of $2,045,812 was held at JPMorgan Chase Bank, N.A. and cash equivalents of $24,671,892 are invested in the JPMorgan U.S. Government Money Market Fund.

4. Employee Compensation and Benefits

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards in the form of restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Awards

U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions, JPMorgan Chase accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis for the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. RSUs are generally granted annually and generally vest 50% after two years and 50% after three years and convert into shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and awards contain clawback provisions that may result in cancellation prior to vesting under certain specified

circumstances. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2012:

(in hundreds)

RSUs	
Granted	2
Forfeited	0

At December 31, 2012, the number of outstanding options held by the Company's employees was 6 hundred and all awards were vested. In addition, 5 hundred unvested RSUs were held by the Company's employees at December 31, 2012. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase of its subsidiaries which may impact the Company's outstanding awards.

Pension and Other Postretirement Benefit Plans
The Company's employees are eligible to participate in JPMorgan Chase's qualified, non-contributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory, contributions varying with length of service and date of hire, and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company and, therefore, pension expense as well as postretirement medical expense for the Company is determined based upon employee participation in the JPMorgan Chase plans and effected through an intercompany charge from JPMorgan Chase, which is cash settled monthly.

The JPMorgan Chase U.S. defined benefit pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. defined benefit pension plan exceeded the projected benefit obligation at December 31, 2012.

5. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The significant component of the deferred tax asset, as of the balance sheet date, relates primarily to compensation expenses. As of December 31, 2012, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2012, the Company had a current income tax payable to JPMorgan Chase of $42,167, and a current income tax receivable of $109,644 related to state and local jurisdictions included in the Statement of Financial Condition.

At December 31, 2012, the Company has no uncertain tax positions.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the Internal Revenue Service, and by many states throughout the U.S. The

following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2012.

December 31, 2012	Periods under examination
JPMorgan Chase - U.S.	2003 - 2005
JPMorgan Chase - U.S.	2006 - 2010
JPMorgan Chase - New York State and City	2005 - 2007
JPMorgan Chase - California	2006 - 2008

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2012, the Company had net capital, as defined under Rule 15c3-1, of $17,705,826 which was $17,455,826 in excess of net capital requirements.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

7. Subsequent Events

Management has evaluated the impact of subsequent events and has determined that no additional items require disclosure.

JPMorgan Institutional Investments, Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2012

Available for Public Inspection



JPMorgan Institutional Investments, Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2012

Available for Public Inspection


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